U.S. SECURITIES AND EXCHANGE COMMISSION
                                  Washington, D.C. 20549

                                       SCHEDULE 13D

                       UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 (AMENDMENT NO.     )

                           WORLD AM COMMUNICATIONS, INC.
                                      COMMON STOCK

                                       98142E409
                                     (CUSIP NUMBER)

                            1400 W. 122nd Ave., Suite 104
                                Westminster, CO  80234

          (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

                            February 8, 2001

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13C, and is filing this schedule because of Rule
13d-1(e), (f) or (g), check the following box [  ].

1.  Names of Reporting Persons. S.S or I.R.S. Identification
Nos. of Above Persons (entities only):  MARC R. TOW, Social
Security No.:  ###-##-####.

2.  Check the Appropriate Box if a Member of a Group (See
Instructions):
(a)___________________________________________________________

(b)___________________________________________________________

3.  SEC Use Only:
______________________________________________________________

4.  Source of Funds (See Instructions):  OO
______________________________________________________________

5.  Check if Disclosure of  Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e):
______________________________________________________________

6.  Citizenship or Place of Organization:  United States Citizen

________________________________________________________________

Number of Shares Beneficially Owned by Each Reporting Person With:

7.  Sole Voting Power:  1,500,000

________________________________________________________________

8.  Shared Voting Power:

________________________________________________________________

9.  Sole Dispositive Power:  1,500,000

________________________________________________________________

10. Shared Dispositive Power:

________________________________________________________________

11.  Aggregate Amount Beneficially Owned by Each Reporting
Person:  1,500,000

________________________________________________________________

12.  Check if the Aggregate Amount in Row (11) Excludes
Certain Shares:

________________________________________________________________

13. Percent of Class Represented by Amount in Row (11):  8.69%

________________________________________________________________

14.  Type of Reporting Person:  IN

________________________________________________________________

12.  Check if the Aggregate Amount in Row (11) Excludes
Certain Shares:

________________________________________________________________

________________________________________________________________

ITEM 1.   SECURITY AND ISSUER.

World Am Communications, Inc.
Common Stock, $.001 par value
1400 W. 122nd Ave., Suite 104
Westminster, CO  80234

ITEM 2.   IDENTITY AND BACKGROUND.

(a)  Name: Marc R. Tow

(b)  3900 Birch Street, Suite 113, Newport Beach, CA  92660

(c)  None

(d)  None

(e)  United States Citizen

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Marc R. Tow agreed to perform certain legal services for the Issuer in exchange for 1,500,000 shares of stock of the Issuer.
Marc Tow currently owns 1,500,000 shares of common stock of the Issuer.

ITEM 4.  PURPOSE OF TRANSACTION.

The purpose of this transaction was to enable the Issuer to contract with an attorney to perform necessary services for the Issuer, in exchange for securities of the Issuer, without having to expend operating capital of the Issuer. In this particular situation, Marc R. Tow provided legal representation and business advice to the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Marc R. Tow acquired 1,000,000 of the common shares of the Issuer on February 8, 2001. Marc R. Tow acquired an additional 500,000 of common shares of the Issuer on March 22, 2001. After Marc R. Tow's acquisition of the aforementioned shares of the Issuer on February 8, 2001 and March 22, 2001, such amounts represented approximately 8.69% of the total issued and outstanding common shares of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Person does not have any contracts, arrangements, understandings or relationships with any other person with respect to the securities of the Issuer. (Voting trusts, agreements to issue finder's fees, loan or option arrangements, etc.)

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the above information set forth in this statement is true, complete and correct.

Date:                                  /s/Marc R. Tow
                                       Marc R. Tow

                                       John J. Anton, President